Exhibit 95.1

Uncompromised Safety

Uncompromised safety is a core value of Westmoreland Coal Company. We use a grass roots approach, encouraging and promoting employee involvement with input from all employees; we feel employee involvement is a pillar of our safety excellence. We stress that all employees are responsible for safety, their personal safety as well as the safety of one’s co-worker. We have in place comprehensive safety programs, extensive safety and skills training, regular safety audits and inspections, mine rescue training, and supervisory leadership training. Recording, reporting, and investigation protocols are in place for all accidents, incidents, losses and near misses to avoid reoccurrence and eliminate potential hazards. We couple all these measures with total vigilance in following regulatory standards, which is the backbone of our strong safety culture enjoyed by our employees, contractors, vendors, and all visiting our operations. Our mines are also regularly inspected by the Mine Safety and Health Administration (“MSHA”) as well as by state mine inspectors. Collectively, federal and state safety and health regulations in the coal mining industry are perhaps the most comprehensive and stringent systems for the protection of employee health and safety affecting any segment of the U.S. industry.

Westmoreland’s mines continue to be among the safest in the coal mining industry with our Reportable Incidence Rate being well below the national average. In 2011, our five owned and operated mines had a Reportable Incidence Rate of 1.03 versus the national average of 1.83 for like mining installations.

We received the following safety awards or recognized the following safety achievements in 2011:

•	Dakota Westmoreland Corporation’s Beulah Mine received the Lignite Energy Council’s Safety Excellence Award for the mine or plant with the lowest accident incident rate in the lignite industry;

•

Dakota Westmoreland Corporation’s Beulah Mine received the Rocky Mountain Coal Mining Institute Surface Mine Safety Award, small mine category, for the surface mine with the lowest reportable rate of incidents in the eight-member state region; and

•	Western Energy Company’s Rosebud Mine had a MSHA reportable rate for all of 2011 of 0.00.

Federal Mine Safety and Health Act Information

Section 1503 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) requires issuers to include in periodic reports filed with the Securities and Exchange Commission (“SEC”) certain information relating to citations or orders for violations of standards under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). The following disclosures respond to that legislation and are presented in accordance with the SEC’s final rules promulgated under Section 1503 of the Dodd-Frank Act.

Whenever MSHA believes that a violation of the Mine Act, any health or safety standard, or any regulation has occurred, it may issue a citation that describes the violation and fixes a time within which the operator must abate the violation. In these situations, MSHA typically proposes a civil penalty, or fine, as a result of the violation, that the operator is ordered to pay. In evaluating the below information regarding mine safety and health, investors should take into account factors such as: (a) the number of citations and orders will vary depending on the size of a coal mine, (b) the number of citations issued will vary from inspector to inspector and mine to mine, and (c) citations and orders can be contested and appealed, and during that process are often reduced in severity and amount, and are sometimes dismissed.

We provide the following safety-related information for the twelve months ended December 31, 2011 for each coal mine of Westmoreland Coal Company and its subsidiaries. The following table does not include Kemmerer Mine, as we did not acquire such property until January 31, 2012.

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
Mine or Operating Name/MSHA Identification Number	Section 104 S&S Citations (#)(1)	Section 104(b) Orders (#)(2)	Section 104(d) Citations and Orders (#)(3)	Section 110(b)(2) Violations (#)(4)	Section 107(a) Orders (#)(5)	Total Dollar Value of MSHA Assessments Proposed ($)(6)	Total Number of Mining Related Fatalities (#)(7)	Received Notice of Pattern of Violations Under Section 104(e) (yes/no) (8)	Received Notice of Potential to Have Pattern Under Section 104(e) (yes/no) (8)	Legal Actions Pending as of Last Day of Period (#)(9)	Legal Actions Initiated During Period (#)(9)	Legal Actions Resolved During Period (#)(9)
Rosebud Mine & Crusher Conveyor 24-01747	8	0	0	0	0	$10,920	0	No	No	6	6	1
Absaloka Mine 24-00910	7	0	1	0	0	$19,439	0	No	No	0	0	0
Savage Mine 24-00106	4	0	0	0	0	$2,866	0	No	No	0	0	0
Jewett Mine 41-03164	3	0	0	0	0	$5,446	0	No	No	0	0	0
Beulah Mine 32-00043	4	0	0	0	0	$3,347	0	No	No	1	1	0

(1)	Mine Act Section 104(a) citations are for alleged violations of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a coal mine safety or health hazard.
(2)	Mine Act Section 104(b) orders are for alleged failures to totally abate a citation within the period of time specified in the citation.
(3)	Mine Act Section 104(d) citations and orders are for an alleged unwarrantable failure to comply with mandatory health or safety standards.
(4)	Total number of flagrant violations issued under Section 110(b)(2) of the Mine Act.
(5)	Mine Act Section 107(a) orders are for alleged conditions or practices that could reasonably be expected to cause death or serious physical harm before such condition or practice can be abated and result in orders of immediate withdrawal from the area of the mine affected by the condition.
(6)	Total dollar value of MSHA assessments proposed during the fiscal year ended December 31, 2011.
(7)	Total number of mining-related fatalities during the fiscal year ended December 31, 2011.
(8)	Mine Act Section 104(e) written notices are for an alleged pattern of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of a coal mine health or safety hazard, or the potential to have such a pattern.
(9)	Any pending legal action before the Federal Mine Safety and Health Review Commission (the “Commission”) involving a coal mine owned and operated by us. The number of legal actions pending as of December 31, 2011 that fall into each of the following categories is as follows:
(a)	Contests of citations and orders: 0
(b)	Contests of proposed penalties: 0